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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G
                               (Amendment No. 1)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             3D SYSTEMS CORPORATION
--------------------------------------------------------------------------------
                              (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   88554E104
                     ----------------------------------
                              (CUSIP Number)

                                 APRIL 22, 2002
--------------------------------------------------------------------------------
               (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              / / Rule 13d-1(b)

                              /X/ Rule 13d-1(c)

                              / / Rule 13d-1(d)

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CUSIP No. 88554E104                   13G                   Page 2 of 10 pages
          ---------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vantico Holding S.A.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxembourg
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                       0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                        50,366
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    50,366
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         50,366*
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.4%**
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
         HC, CO
-------------------------------------------------------------------------------

* Included in this figure are the securities reported by Vantico Group S.A. and Vantico International S.A. on the following cover pages.

** Included in this percentage is the percentage of securities reported by Vantico Group S.A. and Vantico International S.A. on the following cover pages.

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CUSIP No. 88554E104                   13G                   Page 3 of 10 pages
          ---------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Vantico Group S.A.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxembourg
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                       0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                        50,366
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    50,366
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         50,366*
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.4%**
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
         HC, CO
-------------------------------------------------------------------------------

* Included in this figure are the securities reported by Vantico
International S.A. on the following cover page.

** Included in this percentage is the percentage of securities reported by Vantico International S.A. on the following cover page.

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CUSIP No. 88554E104                   13G                   Page 4 of 10 pages
          ---------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Vantico International S.A.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                       0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                        50,366
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    50,366
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         50,366
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.4%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
         HC, CO
-------------------------------------------------------------------------------
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ITEM 1(a).        NAME OF ISSUER:

                  3D Systems Corporation (the "Issuer").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The address of the Issuer's principal executive offices is 26081 Avenue Hall, Valencia, California 91355 .

ITEM 2(a).        NAME OF PERSON FILING:

                  This statement is filed on behalf of Vantico Holding S.A., Vantico Group S.A. and Vantico International S.A., together the "Reporting Persons".

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The registered office of each of the Reporting Persons is 25A, Boulevard Royal, L-2134, Luxembourg.

ITEM 2(c).        CITIZENSHIP:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  The title of the securities is common stock (the "Common Stock").

ITEM 2(e).        CUSIP NUMBER:

                  The CUSIP number of the Common Stock is set forth on each cover page.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                 (a)    / /  Broker or dealer registered under section 15 of
                             the Act;

                 (b)    / /  Bank as defined in section 3(a)(6) of the Act;

                 (c)    / /  Insurance Company as defined in section 3(a)(19) of
                             the Act;

                 (d)    / /  Investment Company registered under section 8 of
                             the Investment Company Act of 1940;

                 (e)    / /  An investment adviser in accordance with
                             Rule 13d-1 (b)(1)(ii)(E);

                 (f)    / /  An employee benefit plan, or endowment fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);
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                 (g)    / /  A parent holding company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    / /  A savings association as defined in section 3(b)
                             of the Federal Deposit Insurance Act;

                 (i)    / /  A church plan that is excluded from the
                             definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    / /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X/

ITEM 4.           OWNERSHIP.

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           Each of the Reporting Persons owns the amount of the
                  Common Stock as set forth on the applicable cover page.

                  (b)      PERCENT OF CLASS:

                           Each of the Reporting Persons owns the percentage of
                  the Common Stock as set forth on the applicable cover page.

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                                    Each of the Reporting Persons has the sole
                           power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                           (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                                    Each of the Reporting Persons has the shared
                           power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                    Each of the Reporting Persons has the sole
                           power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                           (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                    Each of the Reporting Persons has the shared
                           power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.
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ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Vantico Holding S.A. is the parent of Vantico Group S.A. Vantico Group S.A. is the parent of Vantico International S.A. Vantico International S.A. is the parent of Vantico Inc., a Delaware corporation. Each of Vantico Group S.A., Vantico International S.A. and Vantico Inc. are wholly owned subsidiaries of their respective parents. On April 18, 2002, Vantico International S.A. sold 1,725,366 shares of Common Stock of the Issuer to Vantico Inc. On April 22, 2002, Vantico Inc., in settlement of arbitral claims, transferred 1,550,000 shares of the Common Stock of the Issuer to the Issuer. On May 7, 2002, Vantico Inc. sold a further 125,000 shares of the Common Stock of the Issuer to the Issuer. Vantico Inc. currently retains 50,366 shares of Common Stock of the Issuer.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 2002



                              VANTICO HOLDING S.A.



                              By: /s/ HELMUT STRAMETZ
                                 --------------------------------------
                                  Name:      Helmut Strametz
                                  Title:     Chief Executive Officer



                              By: /s/ KENNETH GREATBATCH
                                 --------------------------------------
                                  Name:      K.J. Greatbatch
                                  Title:     Chief Financial Officer